Free Writing Prospectus

Filed Pursuant to Rule 433

Related to the Preliminary Prospectus, dated September 19, 2013

Registration Statement No. 333-190699

October 1, 2013

10,000,000 Shares

RE/MAX HOLDINGS, INC.

Class A Common Stock

Free Writing Prospectus

This free writing prospectus relates to the offering of 10,000,000 shares of Class A common stock of RE/MAX Holdings, Inc. (the “Company”), and should be read together with the preliminary prospectus dated September 19, 2013 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (Commission File No. 333-190699). On October 1, 2013, the Company filed Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1581091/000119312513385851/d558338ds1a.htm.

The following information is set forth in Amendment No. 5 and updates the information contained in the Preliminary Prospectus.

The Company has amended the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows—Six Months Ended June 30, 2012 and 2013” section of the Preliminary Prospectus in Amendment No. 5 by adding the following disclosure:

During the fourth quarter of 2013, we anticipate making a final tax distribution of $6.7 million to our existing owners under the current RMCO, LLC agreement to cover the existing owners’ tax liability associated with their share of taxable income for the calendar year 2013 through the date of the closing of this offering.

The Company has amended the disclosure set forth in the Preliminary Prospectus in Amendment No. 5 in the section entitled “Risk Factors—You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase” to read as follows:

The price you pay for shares of our Class A common stock sold in this offering is substantially higher than our pro forma as adjusted net tangible book value per share, after giving effect to this offering. Based on the initial public offering price for our Class A common stock of $20.00 per share (the midpoint of the price range set forth on the cover of this prospectus), you will incur immediate dilution in net tangible book value per share of $24.62. Dilution is the difference between the offering price per share and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after the offering. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See “Dilution.”

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Morgan Stanley at 866-718-1649, BofA Merrill Lynch at 866-500-5408 or J.P. Morgan at 866-803-9204.